ANNUAL
REPORT
2008

To The Stockholders of Synergy Systems Inc

Enclosed you will find our Annual Report for the Fiscal Year ended September 30, 2008 and the proxy materials related to our upcoming Annual Meeting of Stockholders.

During 2008 we were successful in increasing revenues in product sales and service revenues.  The increase in product sales, however, was largely as a result of an increase in subcontract sales as we were responsible as prime contractor for the electrical installation at a major new retail outlet center in our Long Island, New York territory.  Unfortunately, jobs of this size and nature are unusual for this area and are not expected to occur often.

Even though we had higher revenue in 2008, gross margin and gross profit percentage declined as there was a shift in product mix to lower margin sales of audio visual and security projects in 2008 and the electrical installation at a major new retail outlet center yielded a lower margin percentage than historical subcontract sales.

Further, selling, general and administrative expenses increased in 2008 over 2007 primarily due to $547,000 in separation costs for the resignation of both the Chief Executive Officer and the President of Casey Systems. Partially offsetting these separation costs were savings related to the elimination of expenses for these executive positions (for the remaining part of 2008) and from a $155,000 reduction in selling costs, which primarily reflect certain staff eliminations.  These staff eliminations were designed to make us leaner in difficult economic periods.

In 2008, we maintained a high level of developmental costs for modernizing components of our proprietary Comtrak fire alarm system. This program is expected to generate future revenue and is designed to allow a building owner to enhance the capabilities of its fire alarm system at a fraction of the cost of a new system replacement and is expected to generate future revenues as well as extend the useful life of the installed base of the Comtrak system.

Our challenge currently is to find the right mix of business that will produce profitable results.  However, the economic crisis is making it very difficult to maintain revenue levels and margins as projects are being postponed and customers are asking for price reductions. Further, since the beginning of the calendar year, we have incurred losses as a result of  slower economic activity and delays in the release of transit project shipments requested by New York City Transit. These delays in transit project shipments continue to affect our revenues, income and liquidity.

On behalf of the Board of Directors, I invite each of you to attend our Annual Meeting of Stockholders to be held at 500 5th Avenue, Suite 1540, New York, New York, on July 28, 2009 at 10:00 a.m.

We thank you for your continuing support of Synergx.

/s/ Paul Mendez

Chairman and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Revenues and Gross Profit
	For the years ended September 30,
	(In thousands)
	2008	2007

Product Sales	$13,075	$12,953
Subcontract Sales	1,728	319
Service Revenue	5,301	5,017
Total Revenue	$20,104	$18,289

Product Gross Margin	$2,314	$2,948
Subcontract Gross Margin	246	58
Service Gross Margin	2,584	2,485
Total Gross Margin	$5,144	$5,491

Gross Profit Product %	18%	23%
Gross Profit Subcontractor %	14%	18%
Gross Profit Service %	49%	50%
Total Gross Profit %	26%	30%

References to 2008 and 2007 within the Management’s Discussion and Analysis of Financial Condition and Results of Operations refers to the fiscal years ended September 30, 2008 and September 30, 2007, respectively.

Revenues

The increase in product sales resulted from higher shipments of audio/visual, security, and fire alarm products in 2008, which offset a decline in revenues from transit products following the final stages of a $5.0 million project for a New York City subway station security system. Revenues of $3.5 million from this project where included in 2007 product sales. The improvement in fire alarm product revenue is from the installation of a fire alarm system at a major new retail outlet center and from increased revenues related to tenant changes in certain buildings.

Subcontract sales increased during 2008 as the Company was responsible as prime contractor for the electrical installation at a major new retail outlet center and for several other large electrical installation projects compared to a few smaller projects in 2007.

Service revenues increased 6% during 2008 primarily due to an increase in call-in service on fire alarm systems (replacement parts and service required by buildings).

Gross Profit

Gross profit margin from product sales decreased 22% to $2,314,000. The decline in absolute gross profit margin and the decrease in gross margin percentage are primarily attributable to a shift in product mix to lower margin sales of audio visual and security projects in 2008. Gross profit margin as a percentage of product sales was 18% in 2008 compared to 23% in 2007.  This decline in gross profit percentage was due to a shift in product mix to larger projects with lower margin sales in 2008.  Recent audio-visual, security, transit projects and the large fire alarm outlet center project involved a lower gross profit percentage than the Company experienced over the last few years from its product mix.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Gross profit margin related to subcontract sales for 2008 increased in absolute terms as the Company was responsible for a greater number of electrical installations by third parties (subcontract work) and one large installation at a major retail outlet center in 2008 (noted above). The gross margin percentage in 2008 is due to a lower margin percentage received on the major retail outlet center project.

Gross profit margin from service revenues increased 4% in absolute terms during 2008 due to the increase in call-in-service on fire alarm systems (noted above).  Gross margin as a percentage of revenues declined due to additional costs of service administration staff in 2008.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (“S G & A”) increased $134,000 in 2008 over 2007 primarily due to $547,000 in separation costs for the resignation of both the Chief Executive Officer and the President of Casey Systems.  Partially offsetting these separation costs were $185,000 of savings related to the elimination of expenses for these executive positions (for the remaining part of 2008), and from a $155,000 reduction in selling costs, which primarily reflect certain staff eliminations.  The Company maintained a high level of developmental costs for modernizing components of the Company’s proprietary Comtrak fire alarm system. This program is expected to generate future revenue and is designed to allow a building owner to enhance the capabilities of its fire alarm system at a fraction of the cost of a new system replacement and is expected to generate future revenues to the Company as well as extend the useful life of the installed base of the Company’s proprietary Comtrak system. In contrast, 2007 included $96,000 of investment banking and legal expenses related to exploring strategic options.

In 2008, S G & A continued to reflect a high level of sales and marketing personnel expenses which were geared to support higher product revenues.  However, S G & A expenses as a percentage of sales declined 2.2% to 28.6% in 2008 due to higher sales volume compared to the relative fixed nature of these costs.

(Loss) Before Tax

The $541,000 increase in loss from operations during 2008 includes $347,000 of lower gross profit margin and $133,000 of higher selling, general and administrative expenses compared to 2007. The decline in gross profit was primarily due to a shift in product mix to lower margin sales of audio/visual, security and certain fire alarm revenue and related gross margin, which offset higher gross margin from additional subcontract and service revenues in 2008. The increase in selling, general and administrative expenses was primarily due to $547,000 of separation costs in 2008 from the resignation of both the Chief Executive Officer and the President of Casey Systems (noted above).  In 2008, depreciation expense increased $20,000 primarily resulting from a new computer system.

Interest expense decreased $31,000 during 2008 due to the effect of both lower interest rates and lower borrowing levels.

During 2007, the Company sold its 25% equity investment in Secure 724 LP and reported a gain of $98,000 on the sale. In 2008, the Company benefited from receipt of $6,268 of contingent proceeds from this sale.  The sales agreement provides for an additional variable payment based on sales of Secure 724 product up to a maximum additional payment of $73,455. The Company received $6,268 and $1,075 of the variable payment during 2008 and 2007, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

The Company believes that the estimates and assumptions that are most important to the portrayal of our financial condition and results of operations, in that they require subjective or complex judgments, form this basis for the accounting policies deemed to be most critical to us.  These relate to inventory and revenue recognition.  We believe estimates and assumptions are related to these critical accounting policies are appropriate under the circumstances.  However, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial conditions or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Order Position

Synergx’s order position, excluding service was $12.5 million at September 30, 2008 compared to $11.2 million level at September 30, 2007. The Company expects to fulfill a significant portion of its order position over the next twelve months.  While quotation activity is brisk, there is no assurance when orders will be received and whether the order position will increase.  Due to the fact that some of the Company’s products are sold and installed as part of larger construction or mass transit projects, there is typically a delay between the booking of the contract and its revenue realization. The order position from time to time includes, and the Company continues to bid on, projects that include subcontractor labor, (electrical installation performed by others). The Company expects to be active in seeking orders where the Company would act as a prime contractor and responsible for management of the project as well as electrical installation.

Plan of Operations

During fiscal 2009, management intends to continue to focus on intensified marketing programs with fire, security and audio/visual products. Management has decided to be more selective in bidding on transit projects since these projects extend over long periods of time (which is problematic in the assignment of staff) and are subject to changes in funding by the agencies these projects relate to. Management intends to continue to contain or monitor fixed overhead as well as to reduce variable costs through improved efficiency and productivity.  Specifically management is pursuing a strategy of aggressive marketing of products and systems to drive more revenue through established channels of distribution.  Management will concentrate on these initiatives with a focus on reducing costs thereby enhancing the Company’s competitiveness which combined with improved sales and marketing techniques should result in increased revenues over time.  However, competition remains severe in many of the Company’s product categories.  Longer term, management expects increased demand for the Company’s audio-visual, public address, security and other communication products.  Recent enhancements to Synergx’s management information systems and methods of approving and monitoring project costs have improved management's ability to pinpoint waste and/or third party (supplier or customer) cost responsibility.  Further enhancements in these areas will be in progress during 2009.

Inflation

The impact of inflation on the Company’s business operations has not been material in the past.  Casey's labor costs are normally controlled by union contracts covering a period of three years and its material costs have remained relatively stable.  However, in July of 2005, the Company and its union agreed to a new contract, which expires in March 2009 and provides for wage/benefits increases of approximately 4% in each year.  Under terms of previous union contracts, certain union members, upon passing certain test requirements, began moving up to higher paying categories that have multiple salary steps per year in excess of the 4% contractual level. In addition, the demand for highly skilled professionals has resulted in the need to assess salary levels in order to remain competitive.  Management can not predict the results of the upcoming union negotiation. The Company will try to mitigate the effect of any increases in labor costs by efficiency initiatives and expense reductions.  Due to the current economic climate, the Company expects to have difficulty instituting price increases to offset increased costs.

Off-Balance Sheet Arrangements

As of September 30, 2008, the Company did not have any off-balance sheet debt nor did it have any material transactions, arrangements, obligations (including contingent obligations) or other relationships with any unconsolidated entities or other persons that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant resources or significant components of revenue or expenses.

Continued Listing on NASDAQ

The Company received a letter (the “Letter”) from The NASDAQ Stock Market (“NASDAQ”) on April 21, 2008, notifying the Company that for the 30 consecutive days prior to April 21, 2008, the bid price of the Company’s common stock has closed below the minimum $1.00 per share requirement for continued inclusion in the NASDAQ Stock Market.  The Company had been provided with 180 calendar days (until October 20, 2008) to regain compliance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

NASDAQ has subsequently suspended the enforcement of rules requiring a minimum $1.00 closing bid price or a minimum market value of publicly held shares. NASDAQ has said it will not take any action to delist any security for these concerns during the suspension. NASDAQ has stated that, given the current extraordinary market conditions, this suspension was to remain in effect through Friday, April 17, 2009 but has been extended to remain in effect through July 17, 2009, and will be reinstated on Monday, July 20, 2009.

As a result, if, at any time before July 23, 2009, the bid price of the Company’s common stock closes at $1.00 or greater per share for a minimum of 10 consecutive business days, then NASDAQ will provide the Company with written notification that it has complied with the Marketplace Rule 4310(c) (4) (the “Rule”) . If compliance with the Rule cannot be demonstrated by July 23, 2009, then NASDAQ will decide whether the Company meets NASDAQ’s listing criteria set forth in the Rule, except for the bid requirement.  The notification states that, if the Company meets these criteria, then the Company will be granted an additional 180 calendar day compliance period.  If the Company is not granted an additional 180 calendar period, then NASDAQ will provide written notification that the Company’s securities will be delisted.

Management and the Board of Directors will consider available strategies in order to satisfy the minimum bid price requirement, however there can be no assurance that the Company will be able to maintain the listing of its common stock on the NASDAQ Capital Market.

In the event the delisting of the Company’s common stock would occur, the Company would look to have its common stock trade on a different platform or exchange.  The Company is analyzing what effect, if any, a delisting would have on the Company’s financial condition and liquidity.

Certain Relationships and Related Transactions

At September 30, 2007, Firecom, Inc. (“Firecom”) (a privately owned company involved in the fire alarm business) owned 1,352,544 shares or approximately 26% of our outstanding shares of common stock.  During the fiscal year ended September 30,.2008, Firecom purchased an additional 225,568 shares increasing its beneficial ownership to 1,578,012 shares equal to 30% of our outstanding shares of common stock.  Paul Mendez, our President and Chief Executive Officer, also serves as Chairman of the Board of Directors and Chief Executive Officer of Firecom.  Peter Barotz, one of our directors, also serves as a director of Firecom.

In June 2008, we entered into an Employment Agreement with Paul Mendez under which Mr. Mendez will serve as our President and Chief Executive Officer.  Under the terms of the original employment agreement, Mr. Mendez received a salary of $20,000.  On January 15, 2009, we entered into an Amendment to the Employment Agreement with Paul Mendez, effective October 1, 2008.  As a result, we will pay Mr. Mendez an annual base salary of $250,000 from October 1, 2008.  Pursuant to the Employment Agreement, both our Board of Directors and Mr. Mendez may terminate his employment without cause and at any time.  Mr. Mendez has also agreed to certain non-competition and confidentially provisions.

We have entered into several transactions with Firecom in the ordinary course of business that are not material to our revenues, gross profit or net income.  Firecom has provided certain sales leads to us for products Firecom does not sell. These sales leads have resulted in additional sales of products to customers. We have paid Firecom 2% sales commissions related to these sales.  Firecom has manufactured and sold to us certain fire alarm equipment made to our specifications. This equipment was sold to us for $35,000 during the year ended September 30, 2008.  From time to time, we have purchased and sold certain products used in Firecom’s business.  During the year ended September 30, 2008 these products were sold to Firecom for $85,000. We have a consulting agreement with Firecom pursuant to which Firecom provides certain hardware and software engineering and field trouble-shooting services.  In offering these services, Firecom has agreed to keep information confidential and refrain from use of the information in its business.

Firecom also provides us with a full time employee who serves as President of our fire alarm products and services activities. Since February 2008, we paid Firecom $135,000 for the services of this individual, which includes reimbursement for salary, payroll taxes and other employee benefits for such full-time employee.  These expenses are included in cost of service revenue.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2008, the Company had a $3.5 million dollar revolving credit facility with TD Banknorth, N.A. (the Bank”) (the “Credit Facility”). This Credit Facility had an annual interest rate of prime plus ¼% and was to expire in January 2009.  On December 23, 2008, the Company received a letter from the bank agreeing to extend the expiration date of the Credit Facility through October 1, 2009, and to revise the facility to $2.5 million with an increased interest rate of prime plus 2%. Advances under the Credit Facility are measured against a borrowing base calculated on eligible receivables and inventory.  The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries.

The Credit Facility includes various covenants, which among other things, impose limitations on declaring or paying dividends, and making acquisitions and capital expenditures. The Company is also required to maintain certain financial ratios and tangible net worth covenants.  At September 30, 2008, the Company did not meet financial covenants related to its debt service coverage ratio and tangible net worth.  However, the requirements of these covenants were waived by the bank in conjunction with the agreement to extend the Credit Facility. At September 30, 2008 the full amount of the Credit Facility was available under the borrowing base calculation and $518,000 was owed under the Credit Facility.

Net cash provided by operations for the year ended September 30, 2008 amounted to $1,739,000 as compared to $883,000 of cash being used in operations during the prior year.  The increase in cash being provided by operations was primarily due to a net decrease of $2,381,000 in operating assets and liabilities in 2008 partially offset by the higher net loss in 2008.  This decrease reflects a reduction in working capital from a $5.0 million transit project that was completed in 2008.  This reduction in working capital was primarily due to a $1.2 million decrease in accounts receivable. The reduction in working capital was also related to an increase in deferred revenue related to a project which will be completed in the fiscal year ending September 30, 2009 and from an increase of $464,000 in accounts payable and accrued expenses which includes the deferred payment of a portion of separation costs and advance payments from tenant customers for a large retail outlet center project.

In 2008, the net cash inflow of $1,739,000 from operations plus $68,000 of cash proceeds from collection of a note receivable were used for the purchases of capital assets of $224,000 (primarily for a new management information system and test equipment for a new fire alarm product) and to reduce bank borrowing by $1,553,000.  The Company has working capital of $3,836,000 at September 30, 2008 and will fund its operations using this working capital and cash generated from operations.

The ratio of the Company’s current assets to current liabilities decreased to approximately 1.83 to 1 at September 30, 2008 compared to 3.01 to 1 at September 30, 2007.  Working capital declined to $3.8 million at September 30, 2008 compared to $6.7 million at September 30, 2007. This decline is related to funding operations during the past year, a $330,000 reduction in the deferred tax asset and a $1.5 million reduction in bank borrowing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Synergx Systems Inc.

We have audited the accompanying consolidated balance sheet of Synergx Systems, Inc. and subsidiaries (the “Company”) as of September 30, 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ NUSSBAUM YATES BERG KLEIN WOLPOW, LLP
Melville, New York

January 5, 2009

Report of Independent Registered Public Accounting Firm

To the Audit Committee, Board of Directors and Shareholders of Synergx Systems Inc.

We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows for the year ended September 30, 2007 of Synergx Systems Inc. and its subsidiaries (the “Company”).  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor are we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s control over financial reporting.  Accordingly, we express no opinion.  An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows for the year ended September 30, 2007, of Synergx Systems Inc. and its subsidiaries in conformity with accounting principles generally accepted in the United States of America.

/s/ MARCUM & KLIEGMAN LLP
New York, New York

December 26, 2007

SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

September 30,
2008
ASSETS

CURRENT ASSETS
Cash	$263,000
Accounts receivable, principally trade, less allowance
for doubtful accounts of $302,000	5,271,000
Inventories, net	1,948,000
Prepaid expenses and other current assets	988,000

TOTAL CURRENT ASSETS	8,470,000

PROPERTY AND EQUIPMENT -at cost, less
accumulated depreciation and amortization of $2,091,000	816,000

OTHER ASSETS	250,000

TOTAL ASSETS	$9,536,000

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable - current portion	27,000
Accounts payable and accrued expenses	2,994,000
Deferred revenue	1,613,000

TOTAL CURRENT LIABILITIES	4,634,000

OTHER LIABILITIES

Note payable to bank	518,000
Notes payable - less current portion	57,000

TOTAL LIABILITIES	5,209,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Preferred stock, 2,000,000 shares authorized- none issued and outstanding
Common stock, 10,000,000 shares authorized, $.001 par value; issued and outstanding 5,210,950 shares	5,000
Additional Paid in Capital	6,850,000
Accumulated deficit	(2,528,000)

TOTAL STOCKHOLDERS' EQUITY	4,327,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,536,000

See accompanying Notes to the Consolidated Financial Statements

SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended September 30,
	2008	2007

Product sales	$13,075,000	$12,953,000
Subcontract sales	1,728,000	319,000
Service revenue	5,301,000	5,017,000

Total revenues	20,104,000	18,289,000

Cost of product sales	10,761,000	10,005,000
Cost of subcontract sales	1,482,000	261,000
Cost of service revenue	2,717,000	2,532,000
Selling, general and administrative	5,759,000	5,625,000
Depreciation and amortization	259,000	198,000

Total operating expenses	20,978,000	18,621,000

(Loss) from operations	(874,000)	(332,000)

Other income (expense):
Interest expense	(110,000)	(142,000)
Gain on equity investment	6,000	98,000

	(104,000)	(44,000)

(Loss) before (benefit) provision for income taxes	(978,000)	(376,000)

(Benefit) provision for income taxes
Current	(30,000)	11,000
Deferred	330,000	159,000

	300,000	170,000

Net (Loss)	(1,278,000)	(546,000)

(Loss) per Share
Basic and diluted (loss) per Share	$(0.25)	$(0.10)

Basic and diluted weighted average number of common
shares outstanding	5,210,950	5,210,950

See accompanying Notes to the Consolidated Financial Statements

SYNERGX SYSTEMS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2008 and 2007

	TOTAL			ADDITIONAL
	STOCKHOLDERS'	COMMON STOCK		PAID IN	ACCUMULATED
	EQUITY	SHARES	AMOUNT	CAPITAL	DEFICIT

Balance at September 30, 2006	$6,105,000	5,210,950	$5,000	$6,804,000	$(704,000)

Net (Loss)	(546,000)				(546,000)

Stock-based compensation	28,000			28,000

Balance at September 30, 2007	$5,587,000	5,210,950	$5,000	$6,832,000	$(1,250,000)

Net (Loss)	(1,278,000)				(1,278,000)

Stock-based compensation	18,000			18,000

Balance at September 30, 2008	$4,327,000	5,210,950	$5,000	$6,850,000	$(2,528,000)

See accompanying Notes to the Consolidated Financial Statements

SYNERGX SYSTEMS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2008	2007
OPERATING ACTIVITIES
Net (Loss)	$(1,278,000)	$(546,000)
Adjustments to reconcile net (loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization *	288,000	226,000
Deferred tax	330,000	190,000
Share-based compensation	18,000	28,000
Gain on sale of equity investment	-	(98,000)
Changes in operating assets and liabilities:
Accounts receivable, net	1,195,000	(447,000)
Inventories	93,000	(1,000)
Prepaid expenses and other current assets	(174,000)	(605,000)
Income tax receivable	-	80,000
Other assets	(44,000)	(26,000)
Accounts payable and accrued expenses	528,000	390,000
Deferred revenue	783,000	(74,000)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,739,000	(883,000)

INVESTING ACTIVITIES
Proceeds from sale of equity investment	6,000	9,000
Proceeds from note receivable	68,000	21,000
Purchases of property and equipment	(224,000)	(281,000)

NET CASH (USED IN) INVESTING ACTIVITIES	(150,000)	(251,000)

FINANCING ACTIVITIES
Principal payments on notes payable	(26,000)	(27,000)
Payments and proceeds from note payable bank - net	(1,553,000)	1,141,000

NET CASH (USED IN) FINANCING ACTIVITIES	(1,579,000)	(1,114,000)

NET INCREASE (DECREASE) IN CASH	10,000	(20,000)

Cash at beginning of the year	253,000	273,000
Cash at end of the year	$263,000	$253,000

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Income taxes	$23,000	$13,000
Interest	$106,000	$146,000

NON-CASH INVESTING AND FINANCING ACTIVITIES

Note receivable in amount of $73,000 obtained in consideration for sale of equity investment in the year ended September 30, 2007.

* Depreciation of $29,000 and $27,000 is included in cost of product and service sales for the years ended September 30, 2008 and 2007, respectively.

During the year ended September 30, 2008, the Company purchased equipment of $22,000 through financing.

See accompanying Notes to the Consolidated Financial Statements

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Business

Synergx Systems Inc. and Subsidiaries (the “Company”) operates in one industry segment: the design, manufacture, distribution, marketing and service of a variety of data communications products and systems with applications in the fire alarm, life safety, transit, security and communications industry.  The Company conducts its business principally in the New York Metropolitan area.

Principles of Consolidation

The consolidated financial statements include the accounts of Synergx Systems Inc. and its subsidiaries, all of which are wholly owned. The principal operating subsidiaries are: Casey Systems Inc. (“Casey”), and Systems Service Technology Corp. (“SST”). In addition, the Company has a payroll disbursing subsidiary FT Clearing Inc. and Comco Technologies Inc., a subsidiary that held the investment in Secure 724 LP, which was sold in March 2007 (see Note 3).  Significant intercompany items and transactions have been eliminated in consolidation.

Revenue Recognition

Product sales include sales of systems, which are similar in nature, that involve fire alarm, life safety and security (CCTV and card access), transit (train station platforms and on board systems) and communication (paging, announcement and audio/visual).  Product sales represent sales of products along with the integration of technical services at a fixed price under a contract with an electrical contractor or end user customer (building owner or tenant), or customer agent.  Product sales for long term contracts are recognized, using the percentage-of-completion method of accounting.  The effects of changes in contract terms are reflected in the accounting period in which they become known.  Contract terms provide for billing schedules that differ from revenue recognition and give rise to costs and estimated profits in excess billings, and billings in excess of costs and estimated profits.  Costs and estimated profits in excess of billing were $640,000 at September 30, 2008 and have been included in other current assets.  Billings in excess of costs and estimated profits were $841,000 at September 30, 2008 and have been included in deferred revenue.  Product sales for short term contracts are recognized when the services are preformed or the product has been delivered, which is when title to the product and risk of loss have been substantially transferred to the customer and collection is reasonably assured.

Subcontract sales principally represent revenues related to electrical installation of wiring and piping performed by others for the Company when the Company acts as the prime contractor and sells its products along with electrical installation.  Revenue is recognized when these services are performed at the job site.

Service revenue from separate maintenance contracts is recognized on a straight-line basis over the terms of the respective contract, which is generally one year.  The unearned service revenue from these contracts is included in current liabilities as deferred revenue. Non-contract service revenue is recognized when services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts.  The adequacy of the allowance is determined by management based on a periodic review of the status of the individual accounts receivable.

Inventories

Inventories are priced at the lower of cost (first–in, first–out) or market and consist primarily of raw materials and parts for service and at September 30, 2008 reflects an inventory allowance of $613,000 for slow movement and obsolescence.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at historical cost.

Depreciation of machinery and equipment and furniture and fixtures is provided primarily by the straight–line method over their estimated useful lives (3 to 10 years).  Amortization of leasehold improvements is provided by the straight-line method over the life of the lease or the economic useful life, whichever is shorter.

Other Assets

Other assets primarily consist of security deposits of $47,000, goodwill related to the acquisition of Casey Systems of approximately $34,000, deferred bank fees of $12,000, deferred costs of $26,000 related to required independent approval for the upgrade to the Company’s Comtrak fire alarm system, which will be amortized over the estimated period of sales and restricted cash on deposit with the Company’s bank of $125,000.

The Company does not amortize goodwill but evaluates whether the carrying value of goodwill has become impaired. This evaluation is performed on an annual basis each fiscal year end. The Company has determined that there was no impairment of goodwill at September 30, 2008.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended September 30, 2008 and 2007 amounted to $8,000 and $11,000, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.  Research and development costs for the years ended September 30, 2008 and 2007 amounted to $335,000 and $304,000, respectively.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, the asset and liability method is used to determine deferred tax assets and liabilities based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Loss Per Share

SFAS No. 128 “Earnings Per Share” requires companies to report basic and diluted earnings (loss) per share computations.  The basic calculation excludes dilution and is based on the weighted-average common shares outstanding and the diluted calculation gives effect to potential dilution of securities that could share in the results of the Company.  For the years ended September 30, 2008 and 2007, the impact of employees’ options was anti-dilutive, therefore these options were excluded from the diluted weighted average common shares.

 Restricted Cash

In connection with the Credit Facility with its bank (see Note 5), the Company has on deposit $125,000 that is restricted as to use that has been included in other assets.

Concentration of Credit Risk

The Company grants credit to its customers, principally all of which are general or specialized construction contractors, of which one customer accounted for approximately 10% of outstanding receivables at September 30, 2008.  The Company does not require collateral to support financial instruments subject to credit risk.  However, on certain public works projects the Company can proceed against bonds if payment is not forthcoming from its customers.  At September 30, 2008, the Company had cash of approximately $139,000, that is in excess of insured amount limitations.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (continued)

Stock Options and Similar Equity Instruments

Effective October 1, 2006, the Company adopted the fair value recognition provision of Statement of Financial Accounting Standards (“SFAS”) No. 123R “Accounting for Share-Based Payment Compensation,” (Revised 2004), disclosure requirements of SFAS No. 123R, using the modified-prospective-transition method for stock options and similar equity instruments (collectively, “Options”) issued to employees.  As a result, the Company recorded stock based compensation of $18,000 and $27,785 during years ended September 30, 2008 and 2007, respectively  The Company has $22,086 of deferred stock based compensation expense remaining to be expensed over the period from October 2008 through January 2012.

On January 22, 2007 10,000 stock options were granted at an exercise price of $1.70 per share to be vested ratably over five years.

The Black-Scholes option valuation model was used to estimate the fair value of the options granted.  The model includes subjective input assumptions that can materially affect the fair value estimates. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and that are fully transferable.  The expected volatility is estimated based on the most recent historical period of time equal to the weighted average life of the options granted. Principal assumptions used in applying the Black-Scholes model along with the results from the model are as follows:

Risk-free interest rate	4.77%
Dividend	0
Expected life in years	5 years
Expected volatility	154%

2. Property and Equipment

Property and equipment at September 30, 2008 are summarized as follows:

Machinery and equipment	$2,593,000
Furniture and fixtures	171,000
Leasehold improvements	143,000
2,907,000
Less accumulated depreciation and amortization	2,091,000
$816,000

Depreciation and amortization expense related to these assets were $261,000 and $226,000 for the years ended September 30, 2008 and 2007, respectively.

3.  Sale of the Investment in Secure 724 LP

The Company had a 25% equity investment in and loans to Secure 724 LP which were determined to be impaired at September 30, 2006 and a charge of $377,264 was recorded to fully reserve for recovery of these investments.  In March 2007, the company sold its entire interest in Secure 724 LP to Avante Security (the general managing partner of Secure 724 LP) for consideration of $97,323.  The Company received cash of $9,218 and a note receivable of $88,105 on the closing date.  The note was payable with interest beginning April 30, 2007 with principal payments of $3,673 per month through August 31, 2007 and a final payment at September 30, 2007.  The $68,182 final payment of the note was made in October 2007.

The sales agreement also provides for an additional variable payment based on sales of Secure 724 LP product up to a maximum additional payment of $73,455.  This additional payment, if any, will be earned when, and if Secure 724 LP generates revenues.  The Company received $6,268 and $1,075 of the variable payment during 2008 and 2007, respectively.

Total sale proceeds of $97,323 plus the $1,075 variable payment made through September 30, 2007 was recorded as a $98,398 gain on sale of equity investment during the year ended September 30, 2007.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

4.  Note Payable to Bank

The Company had a $3.5 million dollar revolving credit facility with TD Banknorth (“the Bank”) (the “Credit Facility”).  The Credit Facility has an annual interest rate of prime plus ¼% on outstanding balances (5.25% at September 30, 2008) and was to expire in January 2009.  On December 23, 2008, the credit facility was extended to expire on October 1, 2009, and the facility was revised to $2.5 million with an increased interest rate of prime plus 2%.  The Credit Facility is secured by all assets of the Company and all of its operating subsidiaries.  Advances under this Credit Facility are measured against a borrowing base calculated on eligible accounts receivable and inventories.

At September 30, 2008, the full amount of the Credit Facility was available under the borrowing base calculation and $518,000 was outstanding under this facility.

The Credit Facility includes certain restrictive covenants, which among other things, impose limitations on declaring or paying dividends, acquisitions, and capital expenditures.  The Company is also required to maintain certain financial ratios and tangible net worth covenants.  At September 30, 2008, the Company did not meet certain of its financial covenants related to its debt service coverage ratio and tangible net worth. However, the requirements of these covenants were waived by the bank in conjunction with the agreement to extend the Credit Facility.

5. Long Term Debt – Notes Payable

As of September 30, 2008, the Company had notes payable associated with purchases of certain assets of which their annual maturities are as follows:

Notes Payable

2009	$28,000
2010	26,000
2011	25,000
2012	4,000
2013	1,000
Total	$84,000

6.  Lease Commitments

The Company leases certain office and warehouse space under non-cancelable operating leases expiring at various times through 2012. In February 2000, the Company signed a lease for office, manufacturing and warehouse space in Syosset, New York.  An additional 700 square feet of space was added to the lease in August 2004 and in 2006, the lease was extended on similar terms to expire June 30, 2012.  The lease provides for monthly rent of $18,400 during 2008 with 3.3% yearly increases through the expiration of the lease in June 2012.

The Company has a non-cancelable lease for its service center in New York City that became effective August 2002 and runs through December 31, 2009.  The lease is for office and warehouse space.  The lease provides for monthly rental of $7,883 during the 2008 plus expenses with yearly escalation of 2% each year thereafter.

The following is a schedule of future minimum payments, by year and in the aggregate, under operating leases with initial or remaining terms of one year or more at September 30, 2008:

Total Operating Leases

2009	$318,000
2010	254,000
2011	238,000
2012	184,000
Total minimum lease payments	$994,000

Rental expense amounted to $342,000 and $334,000, for the years ended September 30, 2008 and 2007, respectively.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

7. Significant Customers and Suppliers

During fiscal 2008, no customer accounted for more than 10% of sales and one supplier accounted for more than 10% of the Company’s cost of sales (amounting to 16%).  At September 30, 2008, one customer accounted for 10.4% of accounts receivable.

During fiscal 2007, one customer accounted for more than 10% of sales (amounting to 14.4%) and one supplier accounted for more than 10% of the Company’s cost of sales in 2007 (amounting to 14%).  At September 30, 2007, one customer accounted for more than 10% of accounts receivable (amounting to 23.7%).

The Company does business directly and indirectly through electrical contractors to New York City Transit Authority.  Sales to this authority represented approximately 24 % and 29% respectively of the total sales in the years ended September 30, 2008 and September 30, 2007.

8.  Income Taxes

A reconciliation of the provision (benefit) for income taxes with the amounts computed by applying the statutory federal income tax rate is as follows:

	Year Ended September 30,
	2008	2007
Statutory federal income tax rate	34%	34%
Computed expected tax (benefit) from (loss) before income tax	$(333,000)	$(128,000)
Increase (decrease)in taxes resulting from:
State and local income tax (benefit), net of Federal income tax	4,000	9,000
Nondeductible expenses	22,000	2,000
Valuation allowance	674,000	330,000
Other	(67,000)	(43,000)
Income tax expense	$300,000	$170,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and for net operating losses that are available to offset future taxable income.  At September 30, 2008, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,600,000 that may be used to offset future taxable income.  These loss carryforwards will expire in the years 2026 through 2028.

The components of deferred tax assets and liabilities at September 30, 2008 consist of the following:

Deferred Tax Assets	2008
Allowance for doubtful accounts	$121,000
Inventory reserve	244,000
Deferred Compensation Payables	56,000
Total Deferred Tax Asset	421,000
Valuation allowance	(421,000)
Net Deferred Tax Asset	$0

Non Current Deferred Tax Asset/Liability
Net operating loss carryforward (through 2028)	$623,000
Capital loss carryforward (through 2012)	25,000
Depreciation and amortization	(125,000)
Other	60,000
Total Non Current Deferred Tax Asset	583,000
Valuation allowance	(583,000)
Net Non Current Deferred Tax Asset	$0

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

8.  Income Taxes (continued)

As of September 30, 2008, the Company has recorded an aggregate valuation allowance of $1,004,000 against deferred tax assets.  Due to the net operating losses during these last three years, management has not anticipated profitable operations to resume at a level that will result in the utilization of the deferred tax assets.

Effective October 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN No. 48”).  FIN No. 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.  In addition, it provides additional requirements regarding measurement, derecognition, disclosure, interest and penalties and classification.  The Company’s policy is to recognize interest and penalties relating to uncertain tax positions in income tax expense.  At October 1, 2007 and September 30, 2008, there was no accrued interest related to income taxes.  The impact of the Company’s reassessment of its tax positions in accordance with FIN No. 48 did not have a material effect on the results of operations, financial condition or liquidity and the Company did not record any cumulative-effect adjustment to the opening balance in retained earnings. As of September 30, 2008, the company does not have any unrecognized tax benefits related to various federal and state income tax matters.

The Company is subject to U.S. federal income tax, as well as various state jurisdictions.  The Company is currently open to audit under the statute of limitations by the federal and state jurisdictions for the years ending September 30, 2005 through 2007.  The Company does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

9.   Stock Options

In March 2004, the Company and its stockholders adopted a nonqualified stock option plan (“2004 Plan”), which will expire March 10, 2009, except as to options outstanding under a prior 1997 Plan. Under the 2004 Plan, the Board of Directors may grant options to eligible employees at exercise prices not less than 100% of the fair market value of the common shares at the time the options are granted. The number of shares of Common Stock that may be issued shall not exceed an aggregate of up to 10% of the Company’s issued and outstanding shares from time to time.  Options vest at a rate of 20% per year commencing one year after date of grant.  Issuances under the 2004 Plan are to be reduced by options outstanding under the prior 1997 nonqualified stock option plan.

On January 22, 2007 10,000 stock options were granted at an exercise price of $1.70 per share to be vested ratably over five years.

A summary of the option activity and changes during the years ended September 30, 2008 and 2007 are presented below:

		Weighted Average Exercise	Weighted Average Remaining Contractual	Weighted Average Grant Date
	Shares	Price	Term	Fair Value

Outstanding October 1, 2006	108,000	$2.50	3.4 Yrs	1.21
Granted	10,000	1.70	5.0 Yrs	1.50
Forfeited	(2,000)	2.50	3.0 Yrs	1.21
Outstanding October 1, 2007	116,000	2.43	2.8 Yrs	1.24
Forfeited	(59,000)	2.50	2.0 Yrs	1.21
Outstanding September 30, 2008	57,000	2.43	1.8 Yrs	1.24
Exercisable at September 30, 2008	30,200	$2.45	1.4 Yrs	1.21

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

9. Stock Options (continued)

A summary of the option activity of nonvested shares at September 30, 2007 and 2008, and changes during the years ended September 30, 2007 and 2008 is presented below:

		Weighted Average Grant Date Fair Value
Nonvested at October 1, 2006	86,400	$1.21
Vested	(21,600)	1.21
Granted	10,000	1.50
Forfeited	(1,200)	1.21
Nonvested at September 30, 2007	73,600	$1.25
Vested	(11,400)	1.25
Forfeited	(35,400)	1.21
Nonvested at September 30, 2008	26,800	$1.24

10. Contingencies

In the normal course of its operations, the Company has been, or from time to time may be, named in legal actions seeking monetary damages.  While the outcome of these matters can not be estimated with certainty, and certain matters are in early or discovery stages of litigation, management does not expect, based upon consultation with legal counsel and insurance coverage, that any item exists that will have a significant impact on the Company’s business or financial condition.

11. Other

Approximately 36% of the Company’s employees are covered by collective bargaining agreements. On July 10, 2005, the union representing hourly employees and the Company ratified a Collective Bargaining Agreement expiring March 9, 2009, providing for an increase in salaries and benefits averaging approximately 4% per year over the life of the contract.

The Company contributes benefits to union employees under the provisions of collective bargaining agreement.  The plan requires the Company to make contributions thereto as negotiated in such collective bargaining agreement.  The Company contributed $622,000 and $608,000 to this plan for the years ended September 30, 2008 and 2007, respectively.

Effective January 1, 1996, the Board of Directors instituted a 401(k) plan for non-union employees. The plan includes a profit sharing provision at the discretion of the Board of Directors.  There was no profit sharing contribution in 2008 and 2007.

12.  Related Party Transactions

At September 30, 2007, Firecom, Inc. (“Firecom”) (a privately owned company involved in the fire alarm business) owned 1,352,544 shares or approximately 26% of the Company’s outstanding shares of common stock.  During 2008, Firecom purchased an additional 225,568 shares increasing its beneficial ownership to 1,578,012 shares equal to 30% of the Company’s outstanding shares of common stock.

Mr. Paul Mendez, the Company’s President and Chief Executive Officer also serves as Chairman of the Board of Directors and Chief Executive Officer of Firecom. On June 10, 2008, the Company entered into an employment agreement with Mr. Mendez under which the Company will pay Mr. Mendez an annual base salary of $20,000. Pursuant to the employment agreement, both the Board of Directors of the Company and Mr. Mendez may terminate his employment without cause and at any time. Mr. Mendez devotes approximately 50% of his time to the affairs of the Company. In the employment agreement with the Company, Mr. Mendez has agreed to certain non-competition and confidentially provisions.

Firecom also provides the Company with a full time employee who serves as President of the Company’s fire alarm products and services activities. Since February 2008 the Company paid Firecom $135,000 for the services of this individual.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

12.  Related Party Transactions (continued)

The Company and Firecom have entered into several transactions in the ordinary course of business that are not financially material to the revenues, gross profit or net income of the Company.  Firecom has provided certain sales leads to the Company for products Firecom does not sell. These sales leads have resulted in additional sales of products to customers. The Company has paid Firecom 2% sales commissions related to these sales.  Firecom has manufactured and sold to the Company certain fire alarm equipment made to the Company’s specifications. This equipment was sold to the Company for $35,000 during the year ended September 30, 2008. The Company from time to time has purchased and sold certain products used in Firecom’s business.  During the year ended September 30, 2008, these products were sold to Firecom for $85,000. The Company has a consulting agreement with Firecom pursuant to which Firecom provides certain hardware and software engineering and field trouble-shooting services.  In offering these services, Firecom has agreed to keep information confidential and refrain from use of the information in its business.

13.  Other Events

In February 2008, the President of Casey Systems resigned and in June 2008 the Chief Executive Officer resigned.  The separation costs for these resignations are included in selling, general and administrative expenses on the Consolidated Statements of Operations in the amount of $547,000 for the year ended September 30, 2008.

14. NASDAQ Continued Listing

On April 21, 2008, the Company received a letter (the “Letter”) from The NASDAQ Stock Market (“NASDAQ”) notifying the Company that for the last 30 consecutive days, the bid price of the Company’s common stock has closed below the minimum $1.00 per share requirement for continued inclusion in the NASDAQ Stock Market.  The Company had been provided with 180 calendar days (until October 20, 2008) to regain compliance.

On October 20, 2008, the Company received notification that NASDAQ had suspended for a three-month period the enforcement of rules requiring a minimum $1.00 closing bid price or a minimum market value of publicly held shares. NASDAQ has said it will not take any action to delist any security for these concerns during the suspension. NASDAQ has stated that, given the current extraordinary market conditions, this suspension will remain in effect through Friday, January 16, 2009.and will be reinstated on Monday, January 19, 2009.

If, at any time before January 22, 2009, the bid price of the Company’s common stock closes at $1.00 or greater per share for a minimum of 10 consecutive business days, then NASDAQ will provide the Company with written notification that it has complied with the Marketplace Rule 4310(c) (4) (the “Rule”) . If compliance with the Rule cannot be demonstrated by January 22, 2009, then NASDAQ will decide whether the Company meets NASDAQ’s listing criteria set forth in the Rule, except for the bid requirement.  The notification states that, if the Company meets these criteria, then the Company will be granted an additional 180 calendar day compliance period.  If the Company is not granted an additional 180 calendar period, then NASDAQ will provide written notification that the Company’s securities will be delisted.

Management and the Board of Directors will consider available strategies in order to satisfy the minimum bid price requirement, however there can be no assurance that the Company will be able to maintain the listing of its common stock on the NASDAQ Global market.

In the event the delisting of the Company’s common stock would occur, the Company would look to have its common stock trade on a different platform or exchange.  The Company is analyzing what effect, if any, a delisting would have on the Company’s financial condition and liquidity.

Synergx Systems Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15. Fair Value of Financial Instruments

SFAS No. 107, “Disclosures about Fair Values of Financial Instruments,” requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

The carrying amount of cash and cash equivalents, trade receivables and payables, and short-term debt, approximates fair value because of the near term maturities of such obligations.  The fair value of long-term debt was determined based on current rates at which the Company could borrow funds with similar remaining maturities, which amount approximates its carrying value.

16  New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United 14. States (“GAAP”), and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application permitted. The Company does not expect SFAS 157 to have a material impact on the Company’s financial position or results of operations.

In February 2007, the FASB, issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”).  SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company does not expect SFAS 159 to have a material impact on the Company’s financial position or results of operations.

Other recently issued accounting pronouncements are not expected to have a material impact on the Company’s financial position or results of operations.

SYNERGX SYSTEMS INC. AMD SUBSIDIARIES
CORPORATE DATA

SECURITIES TRADING

Synergx's Common Stock has been traded on the National Association of Securities Dealer's Inc. Automated Quotation System ("NASDAQ") since April 11, 1989 under the "FTEC" symbol and since May 2002 under the “SYNX” symbol. The following table shows the high and low bid and ask quotations for each fiscal quarter from December 31, 2006 through September 30, 2009 which quotations were obtained from the National Association of Securities Dealers Inc.

	Bid		Ask
Quarter Ended	High	Low	High	Low

Fiscal Year Ended September 30, 2007

December 31, 2006	2.620	1.100	2.720	1.360
March 31, 2007	2.380	1.380	2.540	1.400
June 30, 2007	2.350	1.610	2.450	1.810
September 30, 2007	2.380	1.800	2.590	1.860

Fiscal Year Ended September 30, 2008

December 31, 2007	2.200	1.220	2.300	1.250
March 31, 2008	1.320	0.010	2.130	0.660
June 30, 2008	1.030	0.250	1.430	0.580
September 30, 2008	0.870	0.250	1.000	0.260

The above quotations represent prices between dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

As of December 11, 2008, there were 248 record holders of Synergx's Common Stock.

DIVIDENDS

Synergx Systems Inc. has never paid any cash dividends on its Common Stock and the payment of cash dividends is not expected in the foreseeable future. Synergx's loan agreements prevent the payment of dividends. The payment of future dividends will depend on earnings, capital requirements, financial conditions and other factors considered relevant by the Board of Directors.

Annual Report on Form 10-KSB

Synergx Systems Inc.’s Report on Form 10-KSB as filed with the Securities and Exchange Commission on January 8, 2009 (and amended January 29, 2009) will provide additional information about Synergx Systems Inc. A copy of the report is available without charge to Stockholders upon request to:

Corporate Secretary
Synergx Systems Inc.
209 Lafayette Drive
Syosset, New York 11791
(516) 433-4700

INDEPENDENT AUDITORS

Nussbaum Yates Berg & Wolpow, LLP

DIRECTORS AND EXECUTIVE OFFICERS

Paul Mendez, Chairman of the Board, Chief Executive Officer

John A. Poserina, Chief Financial Officer, Secretary, Treasurer and Director

Harris Epstein, Director, Audit Committee

Peter Barotz, Director, Audit Committee

Ronald P. Fetzer, Director, Audit Committee

TRANSFER AGENT OF ALL CLASSES

American Stock Transfer & Trust Company

GENERAL COUNSEL

Sichenzia Ross Friedman Ference LLP